SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Presidente Juscelino Kubitschek 1830 - Torre I - 13º andar
Itaim Bibi
04543-900 São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRESS RELEASE
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602
Rio de Janeiro/RJ
CNPJ nº 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL ("CSN") does hereby inform its shareholders and the public that on March 21, 2005, CSN and Companhia Vale do Rio Doce ("CVRD") have entered into a contract whereby CSN will sell to CVRD a total of 54,700,000 (fifty-four million, seven hundred thousand) tons of iron ore from its Casa de Pedra Mine, during a term of 10 (ten) years and 3 (three) months, destined to Asia.

The above mentioned transaction is the first long term iron ore sale by CSN from the expansion of the Casa de Pedra Mine and is a landmark of the sale of iron ore in large scale by CSN. The commercial terms of the transaction with CVRD include price referenced to the international market with variations in accordance with the official deals published annually by Brazilian mining companies and by Asian steel companies.

Rio de Janeiro, March 21, 2005.

Companhia Siderúrgica Nacional
Lauro Henrique Campos Rezende
Executive Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.